

New York Stock Exchange
11 Wall Street
New York, NY 10005

December 13, 2018

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE American certifies its approval for listing and registration of the following securities of Chardan Healthcare Acquisition Corp., under the Exchange Act of 1934.

- Common Stock, $0.0001 par value

- Warrants

- Units

Sincerely,

An Intercontinental Exchange Company